Exhibit 99.1

China Index Holdings Sets Record Date for Dissemination of Transaction Statement for “Going Private” Transaction

BEIJING, March 3, 2023 China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced that it has set March 2, 2023 as the record date for the dissemination of Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) in connection with a previously announced “going private” transaction contemplated under an Agreement and Plan of Merger (the “Merger Agreement”) the Company entered into with CIH Holdings Limited (“Parent”) and CIH Merger Sub Holdings Limited, a wholly owned subsidiary of Parent, on December 22, 2022.

The record holders of the Company’s Class A ordinary shares (including Class A ordinary shares represented by American Depositary Shares of the Company (each, an “ADS”)) and Class B ordinary shares will each receive a copy of the Schedule 13E-3. The Company has posted on its website https://ir.chinaindexholdings.com the Schedule 13E-3, the Merger Agreement and a plan of merger (the “Plan of Merger”) with respect to the merger as contemplated by the Merger Agreement (the “Merger”) and notified the record holders of Class A and Class B ordinary shares via email that the Plan of Merger is available on its website.

The Company also delivered a form of final version of the Plan of Merger to the record holders of Class A and Class B ordinary shares and JPMorgan Chase Bank, N.A., as depositary for ADSs, on March 2, 2023 and informed each of the record holders that if it wishes to exercise its dissent right, it must, within seven (7) days of the date on which the Plan of Merger is given, give to the Company its written objection in accordance with Sections 238(2) and (3) of the Companies Act of the Cayman Islands.

The Merger is currently expected to close in March 2023 pursuant to the terms and conditions set forth in the Merger Agreement. If completed, the Merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on the Nasdaq Capital Market.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from CIH’s management as well as CIH’s strategic and operational plans contain forward-looking statements. CIH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CIH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the real estate information and analytics service platform provider industry in China and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and CIH does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Head of Investor Relations

Email: CIH-IR@fang.com